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TRW INC.



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The Definitive Additional Materials filed herewith relate both to TRW's Special Meeting of Shareholders scheduled for April 22, 2002 and to TRW's Annual Meeting of Shareholders scheduled for April 24, 2002. TRW's proxy statement for the Special Meeting of Shareholders was filed on April 2, 2002 on Schedule 14A and TRW's proxy statement for the Annual Meeting of Shareholders was filed on March 4, 2002 on Schedule 14A.

TABLE OF CONTENTS



1$^{\underline{st}}$ Quarter 2002 Earnings Release Conference Call Presentation

April 17, 2002

Today's Discussion

- Meet/exceed commitments … Raise '02 EPS guidance to $3.55 - $3.60 (from $3.30)
- Accelerate deleveraging initiatives through asset sales … sell Aeronautical Systems
- Spin-Off Automotive into independent, publicly-traded company



Create "pure play" businesses positioned to deliver superior growth and returns as independent companies
Enhance shareholder value
Capture value against best-in-class industry benchmarks
Capitalize each company to optimize strategic and financial flexibility

First Quarter 2002 Overview

- Beginning to reap benefits from 2001 operational initiatives

- Focused on meeting/exceeding commitments

- 20% + growth in earnings; significant improvement in first quarter cash flow

- Business outlook improving for all segments

- Increasing earnings guidance for 2002

- Making progress on deleveraging and separation plans (Value Enhancement Plan)

**Great First Quarter; Improving Outlook for Full Year;
Executing Separation Plan**

First Quarter 2002 Sales

- Total TRW
  - Down only 2% despite weak commercial markets
- Defense businesses
  - Sales stable; new and ongoing program sales offset discontinued programs
  - Budget appropriations and new program delays impacted first quarter; solid growth during remainder of year
- Automotive
  - Sales essentially unchanged at $2.6 billion
  - North American sales up over $100 million; Europe down
- Aeronautical Systems
  - Softer market reduced sales $33 million
  - Industry trends improving

**First Quarter Sales Essentially Flat;
Outlook Improving Across All Businesses**

4

Reconciliation of Q1 EPS to Prior Year

EPS* - Q1 2001   **$0.59**

Defense business   0.02
- \+ Improved program performance
- − Slower sales growth … timing

Automotive   0.00
- \+ Productivity, North American vehicle build
- − Weak Europe, pricing pressure

Aeronautical Systems   (0.07)
- − Adverse sales volume and mix
- − Product development spending … timing
- \+ Restructuring on track

Financing Costs   0.12
- \+ Lower net debt and interest rates

Corporate / Other   0.05
- \+ Lower corporate expense
- − Lower pension income

EPS* - Q1 2002   **$0.71**

* Before unusual and extraordinary items and adjusted to reflect FAS 142

5

Revised 2002 Guidance

Segments	Business Outlook	Revised Guidance (vs. Previous Guidance)	
		Sales	Profit
Automotive	■ NA production improving; estimated 15.5m vehicles vs 15.0m in January	Up 2-3%	Up 5%
Systems	■ Defense budget improving, some delay in award timing	No Change	
Space & Electronics			
Aeronautical	■ Market conditions showing early signs of improvement		
Financing, Corporate, Net Employee Benefits Income	■ Lower corporate expense and interest; higher pension	Net Expense Down 6-9%	

Revised EPS from $3.30 to $3.55 - $3.60

6

Today's Discussion

- Meet/exceed commitments … Raise '02 EPS guidance to $3.55 - $3.60 (from $3.30)
- Accelerate deleveraging initiatives through asset sales … sell Aeronautical Systems
- Spin-Off Automotive into independent, publicly-traded company


Create "pure play" businesses positioned to deliver superior growth and returns as independent companies
Enhance shareholder value
Capture value against best-in-class industry benchmarks
Capitalize each company to optimize strategic and financial flexibility

Deleveraging Initiatives

Net Debt Reduction Initiatives



$9.4bn[1]

$6.4bn

$5.8bn[2]

$3.8-4.2bn[3]

Mar-99   2002A *   2001A   2002E

Deleveraging Opportunities

2002 Operating Cash Flow	$0.2 – 0.3 bn

Aeronautical Sale
Non-Core Asset Sales $1.7 – 2.2+bn
Auto Equity

$1.9 – 2.5+bn

Deleveraging Initiatives Reduce Debt to Level Allowing Separation Into Two Well-Capitalized Pure Play Companies

(1) Represents net debt post acquisition of LucasVarity.
(2) Represents net debt at 31-Dec-2001 of $5.5bn plus $0.3bn of accounts receivable securitization.
(3) 2002E net debt includes the effect of proceeds of $1.6 – 2.0bn of the deleveraging opportunities.
*   Typographical error; should read "2000A".

8

Today's Discussion

- Meet/exceed commitments … Raise '02 EPS guidance to \$3.55 - \$3.60 (from \$3.30)
- Accelerate deleveraging initiatives through asset sales … sell Aeronautical Systems
- Spin-Off Automotive into independent, publicly-traded company


Create "pure play" businesses positioned to deliver superior growth and returns as independent companies
Enhance shareholder value
Capture value against best-in-class industry benchmarks
Capitalize each company to optimize strategic and financial flexibility

Automotive Spin-Off



Action	Completed	2nd Quarter	4th Quarter
Board Authorization of Separation Process	✓		
Finalize Audited Financials			
Tax Rulings			
SEC Registration			
Shareholder Approval			
Distribution of Automotive Stock			

On Track to Complete Spin-Off by Year-End

Separation Plan: Significant Value from Tax Planning

- High tax basis in LucasVarity business generates significant tax benefits

  — We anticipate minimal tax leakage on sale of Aeronautical Systems

  — Carry-back against prior capital gains (e.g. RFMD) resulting in cash refund

  — Partial offset of 2002 taxable income

- Spin-Off does not create an impediment to future strategic transactions

Tax Planning Unlocks Significant Value to TRW's Shareholders

Creating Two World-Class Pure Play Leaders

TRW Automotive

- ✓ Global diversified market leader
- ✓ #1 or #2 position in brakes, airbags and other key products
- ✓ Well positioned in fastest growing products and platforms
- ✓ Outlook for North American Automotive Production improving
- ✓ Poised to capture value against best-in-class industry benchmarks

TRW Systems, Space & Electronics (SS&E)

- ✓ World-class supplier of space, defense, communications and systems products
- ✓ Record backlogs
- ✓ Enabling U.S. Defense transformation
- ✓ Attractively positioned in the "sweet spot" of the highest growth segments of DoD budget (missile defense, homeland security, space systems, etc.)
- ✓ Indium Phosphide and commercial laser investments provide additional value

Positioned to Deliver Superior Growth and Returns As Independent Companies

12

TRW Response to Northrop Grumman

■ Recommends that shareholders reject Northrop offer

■ Continue to pursue shareholder Value Enhancement Plan

■ Explore all strategic alternatives to enhance shareholder value

Northrop's $53 Offer is Financially Inadequate

Summary

- Great first quarter – exceeded commitments; increasing full year earnings guidance

- On track to execute shareholder Value Enhancement Plan including sale of Aeronautical Systems, Spin-Off of Automotive; and creation of two world-class pure play companies

- Recommend shareholders reject Northrop $53/share offer